UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Linkage Global Inc’s Annual General Meeting of Shareholders

The annual general meeting of shareholders (the “AGM”) of the Company was held at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, on March 10, 2025, at 9:00 a.m., Eastern Time.

At the AGM, shareholders of the Company duly adopted the following resolutions:

1.	as an ordinary resolution to re-elect Zhihua Wu as a director of the Company to hold office until the next annual general meeting of the Company.

2.	as an ordinary resolution to re-elect Ryo Fuyunishiki as a director of the Company to hold office until the next annual general meeting of the Company.

3.	as an ordinary resolution to re-elect Hui Li as a director of the Company to hold office until the next annual general meeting of the Company.

4.	as an ordinary resolution to re-elect Tay Sheve Li as a director of the Company to hold office until the next annual general meeting of the Company.

5.	as an ordinary resolution to re-elect Zhiyong Wu as a director of the Company to hold office until the next annual general meeting of the Company.

6.	as an ordinary resolution that that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2025 be confirmed, ratified and approved.

7.	as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and;

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

8.	as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation.

9.	as an ordinary resolution, to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: March 12, 2025	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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